SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2022

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM 1. Translation of letter to the Buenos Aires Stock Exchange dated June 23, 2022

Buenos Aires, June 23, 2022

To the

COMISIÓN NACIONAL DE VALORES

MERCADO ABIERTO ELECTRÓNICO S.A.

BOLSAS Y MERCADOS ARGENTINOS S.A.

Re.: Relevant Information– Maxus Litigation

Dear Sirs:

The purpose of this letter is to comply with the requirements set forth in article 2, Chapter I, Title XII of the Comisión Nacional de Valores Rules (T.O. 2013, as amended and complemented), and continuing with our communications provided through the financial statements of YPF S.A. (“YPF” or the “Company”) and the Form 6-K dated July 25, 2018, it is informed that on June 22, 2022, the United States Bankruptcy Court of the District of Delaware (“Bankruptcy Court”) rendered its decision on the motions for partial summary judgment filed by the parties in the litigation initiated by the Maxus Liquidating Trust. The Bankruptcy Court rejected in full the motions filed by the Liquidating Trust seeking summary judgment on certain of its claims against YPF, several of its subsidiaries (jointly with YPF, the “YPF Defendants”) and other companies non-related to YPF (“Non-related Defendants”, and jointly with the YPF Defendants, the “Defendants”), noting -inter alia- that there are material issues of fact in dispute that must be decided at trial. The Bankruptcy Court also granted partial summary judgment in favor of the YPF Defendants, rejecting the Liquidating Trust’s “all liabilities” theory of alter ego damages. Moreover, the Bankruptcy Court agreed with the YPF Defendants that damages require causation, and thus the Maxus Liquidating Trust will need to demonstrate that damages claimed were caused by the alleged alter ego conduct. The Bankruptcy Court further held that liability for the Defendants’ alleged alter ego conduct is an unresolved issue that must be resolved at trial before addressing the quantum of damages, if any.

As of the date of this communication, no date has been set for the trial. YPF, together with the other companies of the YPF group that are parties to this claim, will continue defending itself in compliance with all applicable legal procedures and available defenses.

Yours faithfully,

Pablo Calderone

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: June 23, 2022	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer